Terrence L. Shen Partner T 212.715.7819 F 212.715.8000 skong@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Bonnie Baynes Mark Brunhofer Sonia Bednarowski Susan Block Re: FinWise Bancorp Draft Registration Statement on Form S-1 Submitted May 13, 2021 CIK No. 1856365

Ladies and Gentlemen:

On behalf of FinWise Bancorp (“FinWise” or the “Company”), we are confidentially submitting this letter in response to a letter, dated June 9, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), on May 13, 2021 (the “Draft Registration Statement”), as well as revisions to certain sections of the Draft Registration Statement discussed with the Staff telephonically on June 10, 2021, for confidential non-public review by the Staff. The Company is concurrently submitting Confidential Draft Submission No. 2 to the Draft Registration Statement (the “Draft No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates, for confidential non-public review by the Staff pursuant to Section 6(e) of the Securities Act.  For your convenience, a copy of this letter together with a copy of Draft No. 2 marked to show changes from the Draft Registration Statement submitted on May 13, 2021 are being delivered to the Staff under separate cover.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Draft No. 2, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Draft No. 2.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS

U.S. Securities and Exchange Commission June 25, 2021

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page i

1.
Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 1: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, if any, whether or not they retain copies of such communications.

Prospectus Summary, page 1

2.
Please disclose here the percentage of your issued and outstanding shares of common stock held by your executive officers and directors in the aggregate and the percentage of issued and outstanding shares of common stock held by the BFG owners.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Draft No. 2 in response to the Staff’s comment.

Our History, page 3

3.
Please disclose here (i) the number of warrants issued to the BFG owners in 2020, (ii) a brief summary of the terms of the warrants and (iii) the percentage of your common stock that the BFG owners will hold if all of the warrants are exercised. In addition, please disclose here that the 10% membership interest you acquired in BFG is comprised of Class A Voting Units representing approximately 5.0% of the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 5 of the Draft No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission June 25, 2021

Our Business Model, page 4

4.
We note your disclosure on page 4 that your Strategic Programs not only focus on prime borrowers but also expand your product reach to populations that have historically had challenges accessing credit. Please revise here to include quantitative information to describe the borrowers that are eligible for a loan pursuant to your Strategic Programs, including, if relevant, a range of FICO scores. Similarly, we note your disclosure on page 7 that your consumer lending via your POS Lending Program targets prime and near-prime borrowers. Please clarify here what you consider to be prime and near-prime borrowers by including quantitative information such as a range of FICO scores. In addition, for each of the lending programs disclosed on pages 6 and 7, please disclose here a range of the loans offered in each program, a range of the interest rates of these loans, and a range of the terms of these loans.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 5 through 8 of the Draft No. 2 in response to the Staff’s comment.

Use of Proceeds, page 61

5.	We note your disclosure that you have no current specific plan for the proceeds from this offering. Please discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on page 64 of the Draft No. 2 in response to the Staff’s comment.

Business, page 66

6.
Please disclose the material terms of your agreements with BFG related to receiving loan referrals, and file this agreement as an exhibit to your registration statement. Alternatively, please tell us why you believe this is unnecessary.

Response to Comment No. 6: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on pages 75 and 76 of the Draft No. 2 to clarify that currently there is no written agreement in place between the Bank and BFG related to receiving SBA loan referrals and that the fees received by BFG on each SBA loan referred to the Bank by BFG are determined on a loan-by-loan basis. Such fees are disclosed on SBA Form 159 and filed with SBA for each funded loan. The Company believes that these forms are not required to be filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K because they are covered by the ordinary course exception of Item 601(b)(10) and the Company is not substantially dependent on any one loan referred by BFG and disclosed on SBA Form 159 based on the small size of each such loan and associated fee relative to the Company’s assets and revenues, respectively.

U.S. Securities and Exchange Commission June 25, 2021

Strategic Programs, page 86

7.
Please disclose the term of your agreements with the Behalf, OppFi, Liberty Lending, LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding and Great American Finance and any renewal provisions.

Response to Comment No. 7: The Company respectfully advises the Staff that disclosure of the term and any renewal provisions of our agreements with Behalf, OppFi, Liberty Lending, LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding and Great American Finance and any renewal provisions would not provide any additional information that is material to investors and would put the Company at a competitive disadvantage.

The Company has disclosed the types of loans provided under our Strategic Programs, our selection and oversight process of our Strategic Program services providers, and other material details, such as service provider obligations under our program agreements, loan application processing methods, loan retention guidelines, fees, exclusivity and servicing obligations under the Strategic Programs, under “Business – Strategic Programs.” The Company has also disclosed the addition and termination of Strategic Program service providers to this business line since its launch in 2016.  In addition, the Company has revised the disclosure on page 92 of the Draft No. 2 to include the following disclosure: “From time to time, we expect the number and composition of our Strategic Program service providers to change as the business develops, contract terms expire or agreements with service providers are otherwise terminated.”  The Company believes that disclosure of the term and any renewal provisions of the program agreements would not provide any additional information that is material to investors.

Notes to Consolidated Financial Statements

Note 9 – Investment in Business Funding Group, LLC, page F-22

8.
You disclose that the fair value of warrants issued in this transaction was determined by a third-party valuation firm. Please revise your filing to name this valuation firm and provide their consent. Otherwise, to the extent you determined the value of these warrants and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised the disclosure on page F-43 of the Draft No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission June 25, 2021

Exhibits

9.	Please file the agreements executed in connection with the BFG Transactions disclosed on pages 141 and 142 or tell us why you believe this is unnecessary.

Response to Comment No. 9: The Company respectfully advises the Staff that it has revised the disclosure on page II-5 of the Draft No. 2 in response to the Staff’s comment. Further, the Company undertakes that it will file the Standstill Agreement, Right of First Refusal and Option Agreement, and Membership Interest Purchase Agreement with BFG and/or its members as exhibits to public filings of the Company’s registration statement on Form S-1 with respect to this offering.

Pursuant to Item 601(b)(10) of Regulation S-K, the Company is required to file every contract not made in the ordinary course of business that is material to the company and (a) is to be performed in whole or in part at or after the filing of the registration statement or (b) was entered into not more than two years prior to the date on which such registrant first files a registration statement. Because there is no longer any further obligation by the Company in connection with the subscription agreements for the transactions described in “Certain Relationships and Related Party Transactions – 2018 Sale of Stock” and such agreements were entered into more than two years prior to the filing of the Company’s registration statement, the Company respectfully advises the Staff that it is not required to file such agreements.

*****

Please contact me at (212) 715-7819 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

KRAMER LEVIN NAFTALIS & FRANKEL LLP

/s/ Terrence L. Shen
Terrence L. Shen

cc:	Kent Landvatter, Chief Executive Officer, FinWise Bancorp Peter G. Smith, Kramer Levin Naftalis & Frankel LLP Beth A. Whitaker, Hunton Andrews Kurth LLP